                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 1*


                          CHARTER COMMUNICATIONS, INC.

                       -----------------------------------

                              CLASS A COMMON STOCK

                          ----------------------------

                                   16117M10-7

                                 ---------------

                                 APRIL 12, 2002

                               -------------------


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 16117M10-7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Name: AT&T Corp.
         EIN:  13-4924710
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:  New York
--------------------------------------------------------------------------------
Number of            5. Sole Voting Power                      0
Shares               -----------------------------------------------------------
Beneficially         6. Shared Voting Power           24,273,943*
Owned by             -----------------------------------------------------------
Each Reporting       7. Sole Dispositive Power                 0
Person With          -----------------------------------------------------------
                     8. Shared Dispositive Power      24,273,943*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         24,273,943*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):        7.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions):              CO
--------------------------------------------------------------------------------

*Of the 24,273,943 shares that are reported as beneficially owned by the Reporting Persons, 15,154,073 shares are owned by TCID of Michigan, Inc. and 9,119,870 shares are owned by TCI Bresnan LLC, both indirect, wholly-owned subsidiaries of AT&T Corp.

CUSIP No. 16117M10-7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Name: TCID of Michigan, Inc.
         EIN:  840962849
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:  Nevada
--------------------------------------------------------------------------------
Number of            5. Sole Voting Power                      0
Shares               -----------------------------------------------------------
Beneficially         6. Shared Voting Power           24,273,943*
Owned by             -----------------------------------------------------------
Each Reporting       7. Sole Dispositive Power                 0
Person With          -----------------------------------------------------------
                     8. Shared Dispositive Power      24,273,943*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         24,273,943*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):        7.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions):              CO
--------------------------------------------------------------------------------
*Of the 24,273,943 shares that are reported as beneficially owned by the Reporting Persons, 15,154,073 shares are owned by TCID of Michigan, Inc., an indirect, wholly-owned subsidiary of AT&T Corp.

CUSIP No. 16117M10-7
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Name: TCI Bresnan LLC
         EIN:  841504601
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of            5. Sole Voting Power                      0
Shares               -----------------------------------------------------------
Beneficially         6. Shared Voting Power           24,273,943*
Owned by             -----------------------------------------------------------
Each Reporting       7. Sole Dispositive Power                 0
Person With          -----------------------------------------------------------
                     8. Shared Dispositive Power      24,273,943*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         24,273,943*
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9):        7.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions):              OO
--------------------------------------------------------------------------------

*Of the 24,273,943 shares that are reported as beneficially owned by the Reporting Persons, 9,119,870 shares are owned by TCI Bresnan LLC, an indirect, wholly-owned subsidiary of AT&T Corp.

CUSIP Number: 16117M10-7

                                 AMENDMENT NO. 1

                                 TO SCHEDULE 13G

         This amended statement on Schedule 13G (this "Statement") relates to the Class A Common Stock of Charter Communications, Inc. (the "Shares") and amends the original statement on Schedule 13G filed by TCID of Michigan, Inc. and TCI Bresnan LLC (both indirect, wholly-owned subsidiaries of AT&T Corp.) on February 22, 2000 (the "Original Statement").

ITEM 1.  ISSUER INFORMATION.

         (a) Name of Issuer: Charter Communications, Inc.

         (b) Address of Issuer:
                  12444 Powerscourt Drive, Suite 400
                  St. Louis, Missouri 63131

ITEM 2.  FILING PERSON(S) INFORMATION.

         (a) Name of Filing Person(s): AT&T Corp., TCID of Michigan, Inc. and TCI Bresnan LLC

         (b) Address of Filling Person(s):
                  AT&T Corp.
                  32 Avenue of the Americas
                  New York, New York 10013

                  TCID of Michigan, Inc. and TCI Bresnan LLC
                  c/o AT&T Broadband LLC
                  188 Inverness Drive West
                  Englewood, Colorado 80112

         (c) Citizenship/Place of Organization:
                  AT&T Corp. - New York
                  TCID of Michigan, Inc. - Nevada
                  TCI Bresnan LLC - Delaware

         (d) Title of Class of Securities: Class A Common Stock, $.001 par value

         (e) CUSIP Number: 16117M10-7

ITEM 3.  NOT APPLICABLE.

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ITEM 4.  OWNERSHIP.

         The information in items 1 and 5 through 11 on the cover pages of Amendment No. 1 to Schedule 13G is hereby incorporated by reference.

         On June 1, 2001, the Reporting Persons acquired additional Class A Preferred Units (as defined in the Original Statement) as a purchase price adjustment pursuant to the terms of the Exchange Agreement (as defined in the Original Statement). TCID of Michigan, Inc. acquired an additional 36,330 Class A Preferred Units and TCI Bresnan LLC acquired an additional 21,864 Class A Preferred Units, bringing the total of Class A Preferred Units beneficially owned by the Reporting Persons to 24,273,943. As of June 1, 2001, the total shares of the Issuer beneficially owned by the Reporting Persons represented 9.4% of the outstanding Class A Common Stock of the Issuer.

         As of December 31, 2001, the Reporting Persons beneficially owned 24,273,943 shares of Class A Common Stock of the Issuer, representing 7.6% of the outstanding Class A Common Stock of the Issuer.

         Pursuant to (i) the Put Agreement (the "TCI Bresnan Put Agreement") dated as of February 14, 2000 by and between Paul G. Allen, an individual ("Allen"), and TCI Bresnan LLC, a Delaware limited liability company ("TCI Bresnan"), and (ii) the Put Agreement (the "TCID Michigan Put Agreement") dated as of February 14, 2000 by and between Allen and TCID Michigan, Inc., a Nevada corporation ("TCID Michigan" and together with TCI Bresnan, "AT&T"), AT&T has delivered written notice of its intention to exercise the put options under the TCI Bresnan Put Agreement and the TCID Michigan Put Agreement to sell all of the Class A Preferred Units with a closing scheduled to take place on April 14, 2003. The parties have also agreed to negotiate in good faith possible alternatives to the closing pursuant to the letter agreement attached hereto as Exhibit B.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 22, 2002                   AT&T CORP.

                                       By: /s/ William T. Schleyer
                                          --------------------------------------
                                       Name:    William T. Schleyer
                                       Title:   President & Chief Executive
                                                Officer - AT&T Broadband


Date: April 22, 2002                   TCID OF MICHIGAN, INC.

                                       By: /s/ Michael P. Huseby
                                          --------------------------------------
                                       Name:    Michael P. Huseby
                                       Title:   Vice President


Date: April 22, 2002                   TCI BRESNAN LLC

                                       By: /s/ Michael P. Huseby
                                          --------------------------------------
                                       Name:    Michael P. Huseby
                                       Title:   Vice President

                                    Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of Charter Communications, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned hereby execute this Agreement as of April 22, 2002.

                                       AT&T CORP.


                                       By: /s/ William T. Schleyer
                                          --------------------------------------
                                       Name:  William T. Schleyer
                                       Title: President & Chief Executive
                                              Officer - AT&T Broadband


                                       TCID OF MICHIGAN, INC.


                                       By: /s/ Michael P. Huseby
                                          --------------------------------------
                                       Name:    Michael P. Huseby
                                       Title:   Vice President


                                       TCI BRESNAN LLC


                                       By: /s/ Michael P. Huseby
                                          --------------------------------------
                                       Name:    Michael P. Huseby
                                       Title:   Vice President

                                    Exhibit B



                                                 April 12, 2002

Paul G. Allen
c/o William D. Savoy @ Vulcan Inc.
505 Fifth Avenue South, Suite 900
Seattle, Washington 98104

                  Re:  Charter Put


         Reference is hereby made to (i) the Put Agreement ("TCI Bresnan Put Agreement"), dated as of February 14, 2000, by and between Paul G Allen, an individual ("Allen"), and TCI Bresnan LLC, a Delaware limited liability company ("TCI Bresnan"), and (ii) the Put Agreement ("TCID Michigan Put Agreement" and together with the TCI Bresnan Put Agreement, the "AT&T Put Agreements"), dated as of February 14, 2000 by and between Allen and TCID of Michigan, Inc., a Nevada corporation ("TCID Michigan" and together with TCI Bresnan, the "AT&T Holders")

1. Introduction. This letter agreement confirms our understanding with respect to certain matters relating to the Put Options of the AT&T Holders. This letter agreement will be binding when signed by Allen and the AT&T Holders. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned thereto in the AT&T Put Agreements.

2. Notice with respect to the Put Options. In accordance with Section 2 of each of the AT&T Put Agreements, the AT&T Holders have delivered written notice of their intent to exercise the Put Options to sell to Allen or his designee, all of the AT&T Holders' Put Units.

3. Closing. The AT&T Holders and Allen hereby agree that the Closing shall take place on April 14, 2003 (the "Closing Date") pursuant to Section 3.4 of the AT&T Put Agreements, unless the parties hereto have entered into a definitive written agreement setting forth the terms of an Alternative Settlement (as defined in the next paragraph) prior to such date. Each party hereto agrees that they will not assert any right of setoff or any defense to the Closing of the Put Options, including, without limitation, that the other party or parties hereto did not negotiate in good faith or that the Put Options were not properly exercised.

4. Alternative Settlement. After the date hereof and until the Closing, the parties hereto shall negotiate in good faith possible alternatives to the Closing (the "Alternative Settlement").

5. Miscellaneous. The Miscellaneous provisions of the Put Agreements (Section 8) shall apply to and be incorporated into this letter agreement. Allen and the AT&T Holders will consult with each other in issuing any press release or otherwise making public statements with respect to the transactions contemplated by this letter agreement; provided, however, Allen, the AT&T Holders and AT&T Corp. shall be permitted, without advance consultation, to file such reports and make such disclosures which their counsel advise are required pursuant to the securities laws.

         If the foregoing reflects our agreement, please sign and return the duplicate copy of this letter agreement to the undersigned.


                                                  Sincerely,

                                                  TCI Bresnan LLC
                                                  By:

                                                  By: /s/ Michael P. Huseby
                                                     ---------------------------
                                                         Name: Michael P. Huseby
                                                         Title: Vice President

                                                  TCID of Michigan, Inc.


                                                  By: /s/ Michael P. Huseby
                                                     ---------------------------
                                                         Name: Michael P. Huseby
                                                         Title: Vice President

Acknowledge and Agreed to:

/s/ Paul G. Allen
--------------------------
Paul G. Allen